CORPORATE BENEFITS

Flexible Premium Variable Universal Life Insurance Policies
Issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account L1

Supplement dated December 13, 2002 to the Prospectus dated May 1, 2002

This supplement updates and replaces certain information contained in your May 1, 2002, prospectus. Please read this supplement carefully and keep it with your prospectus for future reference.

Effective December 13, 2002, Marsico Capital Management, LLC replaced Janus Capital Management LLC as the portfolio manager of The GCG Trust - Growth Portfolio. Accordingly, the following information updates and replaces the Growth Portfolio information in the "Investment Portfolio Objectives" table on page 17 of the prospectus:

Variable Investment Option	Investment Company/Adviser/ Manager/Sub-Adviser	Investment Objective
Growth Portfolio	**Investment Company:** The GCG Trust **Investment Manager:** Directed Services, Inc. **Portfolio Manager:** Marsico Capital Management, LLC	Seeks capital appreciation. Invests primarily in equity securities selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

Please refer to the Supplement dated December 9, 2002 to the Prospectus of The GCG Trust for additional information about this change.